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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 1 of 15
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                               70 Lafayette Street
                            New York, New York 10013
                            Telephone: (212) 233-7400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 2 of 15
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     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).

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          Stilwell Value Partners IV, L.P.
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
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          (a) [X]
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          (b)
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     3. SEC Use Only
        ...................................................................
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     4.   Source of Funds (See Instructions) WC
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [ ]
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     6.   Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 715,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 715,831
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        715,831
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 8.2%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 3 of 15
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--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        Stilwell Associates, L.P.
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
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        (b)
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     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 715,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 715,831
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        715,831
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 8.2%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 4 of 15
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--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        Stilwell Value LLC
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
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        (b)
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     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 715,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 715,831
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        715,831
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 8.2%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 5 of 15
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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).
--------------------------------------------------------------------------------
        Joseph Stilwell
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
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        (b)
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     3. SEC Use Only
        ........................................................................
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     4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
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     6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 715,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 715,831
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        715,831
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 8.2%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------



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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 6 of 15
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Item 1.   Security and Issuer

     This is the second amendment to the original Schedule 13D, which was filed on March 29, 2004 (the "Original Schedule 13D"), and amended on November 21, 2005 (the "First Amendment"). This Second Amendment is filed jointly by Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value
Partners IV"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively referred to as the "Group".

     This statement relates to the common stock ("Common Stock") of Community Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 68149 Main Street, Blountsville, Alabama 35031. The joint filing agreement of the members of the Group is attached to the Original
Schedule 13D as Exhibit 1.

Item 2.   Identity and Background

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock held in the names of Stilwell Value Partners IV and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

     The business address of the Group is 26 Broadway, 23rd Floor, New York, New York 10004.

     The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners IV and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV and Stilwell Associates.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Stilwell is a citizen of the United States.

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                        Page 7 of 15
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Item 3.   Source and Amount of Funds or Other Consideration

     No member of the Group has purchased any shares of Common Stock since the filing of the Original Schedule 13D.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The members of the Group do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

     Members of the Group are filing this Second Amendment to report that, on December 2, 2005, the Group sent a letter to the Issuer demanding that the Issuer confirm whether it interprets its bylaws to prohibit shareholders to nominate an alternate slate of directors and, if so, stating that the Group will sue the Issuer to nullify the Issuer's bylaws to enable the Group to nominate an alternate slate. A copy of the letter is attached as Exhibit 2. If the Issuer does not provide a satisfactory response within five days, members of the Group intend to file a lawsuit to obtain relief.

     Members of the Group believe that the Issuer's management has made good progress in resolving the Issuer's regulatory issues, lawsuits, problem loans, and non-performing assets. However, members of the Group believe that the Issuer's return on equity is substantially below average, and that its return on equity is likely to remain below average for the foreseeable future. As previously reported on November 21, 2005, members of the Group therefore believe that the Issuer should be sold. On November 21, 2005, members of the Group also disclosed that, if the Issuer does not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006 annual shareholders meeting, the Group intends to nominate an alternate slate of directors for election at that meeting and to solicit proxies to elect them.

     Members of the Group reserve the right, in the future,  without limitation:
(a) to communicate and discuss their views with other shareholders and make proposals to the Issuer's Board and management regarding (i) representation on the Issuer's Board, or (ii) a sale or merger of the Issuer; or (b) to solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to maximize shareholder

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 8 of 15
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value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

     On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

     On February 23, 2001, certain members of the Group (the "Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery's Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . .  [including] a potential  acquisition or merger." On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery's Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

     On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB


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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 9 of 15
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Group  reported  that HCBB had named  its  nominee,  John G.  Rich,  Esq.,  as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group's Schedule 13D and up until August 31, 2003, HCBB's outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc. and, having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

     On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares.

     On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC's Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. ("FBNW") announced the signing of a definitive agreement

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 10 of 15
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whereby OTFC and FBNW would be merged,  and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

     On November 25, 2002, certain members of the Group (the "Stilwell ACAP Group") filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. ("ACAP"). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group's petition for permission to solicit proxies to elect two directors to ACAP's Board. On January 29, 2002, Stilwell Associates noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP wherein, among other things, ACAP added the Stilwell ACAP Group's nominee, Spencer L. Schneider, Esq., to its Board. Additionally, ACAP agreed, subject to its Board's fiduciary duties and regulatory approval, to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to ACAP's per share book value. Since the filing of the Schedule 13D: (a) on November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value -- it subsequently announced it had retained Sandler O'Neill & Partners, L.P. to assist the Board in this regard; (b) on November 6, 2003, ACAP also announced that it would exit from the healthcare and workers compensation insurance businesses; (c) on December 2, 2003, ACAP announced that its President and Chief Executive Officer, William Cheeseman, would take early retirement on December 31, 2003; (d) on December 23, 2003, ACAP named R. Kevin Clinton as its new President and Chief Executive Officer; and (e) on June 24, 2004, ACAP announced that, after a diligent and thorough review and examination, the Board determined that the best means to maximize shareholder value is to continue to execute ACAP's current business strategy of shedding non-core businesses and focusing on its core business line in its core markets. On August 19, 2004, the Stilwell ACAP Group disclosed that it intended to seek additional representation on the Board and exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP's invitation, Joseph Stilwell joined ACAP's Board of Directors and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the Board through the annual meeting in 2008.

     On June 30, 2003, certain members of the Group (the "Stilwell FPIC Group") filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. ("FPIC"). The Stilwell FPIC Group also reported that at such times as the market price of FPIC stock more adequately reflects the value of its assets, the Stilwell FPIC Group reserved its right to make additional dispositions of its holdings of FPIC stock irrespective of FPIC having taken steps to maximize shareholder value. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group's application to acquire more than 5% of FPIC's shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group's request to FPIC, the Group's nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich's appointment to the Board, FPIC and members of the Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group reported that, inasmuch as FPIC's shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 11 of 15
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     On June 20, 2005,  certain members of the Group (the "Stilwell PBIP Group")
filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania ("PBIP"), disclosing that the Group intended to seek a seat on PBIP's board of directors. PBIP is majority owned by a mutual holding company ("MHC") controlled by PBIP's management and has the ability to outvote public shareholders on most corporate actions except, pursuant to federal regulations, on approval of its stock benefit plans. PBIP's prospectus distributed in January 2005 indicated its intention to seek shareholder approval of its stock benefit plans. In July 2005, Joseph Stilwell asked to be placed on PBIP's board, but PBIP declined to do so. On August 5, 2005, the Stilwell PBIP Group filed preliminary proxy materials with the SEC to solicit proxies to oppose approval of PBIP's stock benefit plans in order to send a message to PBIP that it should appoint public shareholders with substantial share holdings to its board. On October 20, 2005, PBIP disclosed that it would not seek approval of its stock benefit plans at its upcoming annual meeting. On November 17, 2005, the Stilwell PBIP Group filed preliminary proxy materials with the SEC to solicit proxies from PBIP's shareholders to withhold their votes on the election of directors as a referendum that PBIP should appoint public shareholders with substantial share holdings to its board. If PBIP decides at a later date to seek shareholder approval of its stock benefit plans, the Stilwell PBIP Group will solicit proxies to oppose them.

     Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this
Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

     The percentages used in this Second Amendment are calculated based upon the number of outstanding shares of Common Stock, 8,680,415, reported as of October 19, 2005, in the Issuer's Form 10-Q dated November 10, 2005. The March 19, 2004 purchase of shares of Common Stock by Stilwell Value Partners IV was made in an open market transaction on the Over the Counter Bulletin Board. The March 2, 2004 purchases of shares of Common Stock by members of the Group were made in a private placement transaction with the Issuer. The March 3, 2005, sale of 8,000 shares of Common Stock by Stilwell Value Partners IV was made in an open market transaction on the Over the Counter Bulletin Board.

(A) Stilwell Value Partners IV

     (a)   Aggregate number of shares beneficially owned: 715,831
           Percentage:  8.2%

     (b)  1. Sole power to vote or to direct  vote: 0
          2. Shared power to vote or to direct  vote:  715,831
          3. Sole  power to  dispose or to direct the disposition:  0
          4. Shared  power to dispose or to direct  disposition:  715,831

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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 12 of 15
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     (c)  Stilwell  Value  Partners IV has not  purchased  or sold any shares of
Common Stock within the past 60 days.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a)  Aggregate number of shares  beneficially  owned:  715,831
          Percentage:  8.2%

     (b)  1. Sole power to vote or to direct  vote: 0
          2. Shared power to vote or to direct  vote:  715,831
          3. Sole  power to  dispose or to direct the disposition:  0
          4. Shared  power to dispose or to direct  disposition: 715,831

     (c) Stilwell Associates has not purchased or sold any shares of Common Stock within the past 60 days.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

     (a)  Aggregate number of shares  beneficially  owned:  715,831
          Percentage:  8.2%

     (b)  1. Sole power to vote or to direct  vote: 0
          2. Shared power to vote or to direct  vote:  715,831
          3. Sole  power to  dispose or to direct the disposition:  0
          4. Shared  power to dispose or to direct  disposition: 715,831

     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

(D)  Mr. Joseph Stilwell


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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 13 of 15
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     (a)  Aggregate number of shares  beneficially  owned:  715,831
          Percentage:  8.2%

     (b)  1. Sole power to vote or to direct  vote: 0
          2. Shared power to vote or to direct  vote:  715,831
          3. Sole  power to  dispose or to direct the disposition:  0
          4. Shared  power to dispose or to direct  disposition:  715,831

     (c) Mr. Stilwell has made no purchases of shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner and as a managing and sole member, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

     See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

     Exhibit No.      Description
       --             -----------
        1             Joint Filing Agreement, filed with Original Schedule 13D
        2             Letter to Issuer, dated December 2, 2005



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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 14 of 15
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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     December 5, 2005

                                     STILWELL VALUE PARTNERS IV, L.P.


                                     By: STILWELL VALUE LLC
                                         General Partner

                                     /s/ Joseph Stilwell
                                     ----------------------------------
                                     By:   Joseph Stilwell
                                           Managing and Sole Member

                                     STILWELL ASSOCIATES, L.P.

                                     By: STILWELL VALUE LLC
                                         General Partner

                                     /s/ Joseph Stilwell
                                     -----------------------------------
                                     By:   Joseph Stilwell
                                           Managing and Sole Member

                                     STILWELL VALUE LLC

                                     /s/ Joseph Stilwell
                                     -----------------------------------
                                     By:   Joseph Stilwell
                                           Managing and Sole Member

                                     JOSEPH STILWELL

                                     /s/ Joseph Stilwell
                                     -----------------------------------
                                     Joseph Stilwell



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CUSIP NO. 20343H 10 6           SCHEDULE 13D                       Page 15 of 15
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                                    EXHIBIT 2
                    LETTER TO ISSUER, DATED DECEMBER 2, 2005


                             Stilwell Value Partners
                             26 Broadway, 23rd Floor
                               New York, NY 10004
                                 (212) 269-5600



                                                   December 2, 2005

By Federal Express
Patrick M. Frawley
Chairman, President and Chief Executive Officer
Community Bancshares, Inc.
68149 Highway 231 South
Blountsville, Alabama 35031

                           RE: Nomination of Directors

Dear Pat:

     I believe the Company's bylaws could be interpreted to allow shareholders to merely "recommend" nominees to the board thus barring shareholders from duly nominating an alternate slate. If the Company is interpreting its bylaws in this manner, the Company would be violating Delaware law which holds that it is a shareholder's right to nominate an alternate slate.

     Would you be so kind as to advise me within five (5) days whether this is your interpretation, because if it is I will need to commence a lawsuit to nullify your bylaws to permit me to nominate an alternate slate.

                                            Very truly yours,

                                            /s/ Joseph Stilwell